Commission File No. 333-162598

Filed by: Vanguard Bond Index Funds

Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company:
Vanguard Institutional Total Bond Market Index Fund,
a series of Vanguard Institutional Index Funds

Powerpoint Slides – Institutional shareholders
Vanguard® Institutional Total Bond Market Index Fund Merger

EXECUTIVE SUMMARY

The Board of Trustees for Vanguard Institutional Total Bond Market Index Fund (the “Institutional Fund”) approved the merger of the Fund into Vanguard Total Bond Market Index Fund (the “Total Bond Fund”).  Shareholder approval is required in order for the merger to take place.

Merger Details

  The two funds are similar in many respects:
    For example, both the Institutional Fund and Total Bond Fund track the entire bond market and are measured against the same target index, currently, the Barclays Capital U.S. Aggregate Bond Index.
    Both funds are expected to change indexes before the end of 2009.
    The new target index is the Barclays Capital U.S. Aggregate Float Adjusted Index.
  The merger is expected to lead to greater operating economies, and an opportunity to attain better performance.
   The Institutional Fund’s characteristically large-scale cash flows are expected to have a much smaller impact on the combined fund.
  Because the Total Bond Fund is substantially larger than the Institutional Fund, it is able to hold a broader and more diversified portfolio of bonds.
  Combining the funds will allow fixed costs to be spread over a larger asset base, which could reduce expenses of the combined fund over time.
  New Institutional Plus Shares of Total Bond Fund have been created, which will be issued if the merger is approved by shareholders.
    The new shares are expected to have 0.05% TER and $100 million minimum initial investment (same as Institutional Fund).
  Applicable law requires that Institutional Fund shareholders approve the merger due to the different investment advisory contracts for each fund.

Timing

  A final proxy statement/prospectus for the merger was filed with the SEC on Tuesday, November 24, 2009.
    The proxy statement/prospectus solicits Institutional Fund shareholder approval of the merger, includes a detailed discussion of the merger and its expected benefits to shareholders, provides a description of the new Institutional Plus Shares, and includes a comparison of the funds (i.e., the funds’ similarities and differences).

  The proxy statement will be sent to shareholders in early December.
  Shareholder meeting date - February 3, 2010.
  Merger date – if the merger is approved by shareholders, the merger will take place on February 5, 2010.
  Please read the proxy statement/prospectus which contains important information about the merger.
    The proxy statement/prospectus is available for free at the SEC’s website www.sec.gov